Lazard Global Total Return and Income Fund, Inc.



Sub-Item 77C (Results of a Special Meeting of Shareholders)

A special meeting of stockholders was held on August 11, 2005, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Proposal 1: To approve a new Investment Management Agreement between the Fund and the Investment Manager.
                                       Voted
Portfolio	      Voted For       Against         Abstentions
Global Total Return
and Income 	      9,237,915	      89,711	       104,089